Date:  April 1, 2013

Employee Name: Necip Sayiner

Dear Necip:

Congratulations!  As an inducement, material to your entering into employment with Intersil, the Compensation Committee of the Intersil Board of Directors has approved a special inducement award of 433,000 deferred stock units (the “DSU Award”).  The Award Date for your DSU Award is April 1, 2013.  Provided that you remain employed with Intersil, and subject to the Terms and Conditions attached, you will vest in your right to 25% of the DSU Award on the first anniversary of the Award Date; 50% of the DSU Award on the second anniversary of the Award Date; 75% of the DSU Award on the third anniversary of the Award Date; and 100% of the DSU Award on the fourth anniversary of the Award Date.

This DSU Award letter and the attached set of Terms and Conditions (effective April 1, 2013) constitute your DSU Award Agreement.

This letter and future DSU award communications contain important information relating to your DSU awards.  The material should be organized and safeguarded as you would other important financial documents.

Regards,

 /S/Thomas C. Tokos

Thomas C. Tokos

Senior Vice President, General Counsel and Secretary

INTERSIL CORPORATION

TERMS AND CONDITIONS

DSU INDUCEMENT AWARD

Intersil Corporation (the “Company”) has awarded you 433,000 restricted stock units (“DSUs”) entitling you, upon satisfaction of restrictions set forth in your DSU Award letter and the following Terms and Conditions (collectively, the “DSU Award Agreement”).  The specific terms of your DSU Award are controlled by the DSU Award Agreement and, although not issued under the  Intersil Corporation 2008 Equity Compensation Plan (the “Plan”), will be governed by the terms of the Plan (without regard to Sections 5.1 and 5.2 thereof)  as if they were issued under the Plan. THIS AWARD OF DSUs IS INTENDED TO SERVE AS AN INDUCEMENT GRANT AS DESCRIBED UNDER RULE 5635(C)(4) OF THE NASDAQ LISTING RULES. FOR PURPOSES OF CLARITY, YOU HAVE NOT PREVIOUSLY BEEN AN EMPLOYEE OR DIRECTOR OF THE COMPANY BEFORE ENTERING INTO EMPLOYMENT WITH THE COMPANY EFFECTIVE MARCH 14, 2013. Capitalized terms which are not defined in this document will have the meanings specified in the Plan or in your DSU Award letter.

1.            Vesting.

Subject to Section 2, to the extent that there has been no termination of your employment and your DSU Award has not otherwise been forfeited, your DSU Award shall vest on the dates set forth below (each, a “Vesting Date”):

If you have remained continuously employed by the Company from the Grant Date to the:	Your vested percentage is:
First Anniversary of the Grant Date	25%
Second Anniversary of the Grant Date	50%
Third Anniversary of the Grant Date	75%
Fourth Anniversary of the Grant Date	100%

2.             Effect of Separation from Service.

a.             In General.  If, prior to a Vesting Date, you have a Separation from Service due to your resignation for any reason other than your Retirement, vesting, if any, of the unvested portion of your DSU Award will be as provided in your Employment Agreement.

b.             Separation from Service as a Result of Your Retirement.  If, prior to a Vesting Date, you have a Separation from Service as a result of your Retirement, the unvested portion of your DSU Award will continue to vest for a period of eighteen (18) months from the date of such Separation from Service.  In the event of your death following Retirement, the unvested portion of your DSU Award will continue to vest for a period of eighteen (18) months from the date of your Separation from Service and the vested portion of your DSU Award will be transferred to your estate or the persons who acquired the right to your DSU Award by bequest or inheritance, as applicable.  Such portion of your DSU Award not vested during this eighteen (18) month period  shall be forfeited.

Notwithstanding the foregoing, if at any time during the eighteen (18) month Retirement vesting period you render services to a competitor of the Company, as determined in the sole and absolute discretion of the Committee, you will immediately forfeit the unvested portion of your DSU Award on the date such services were initially rendered.  To the extent you render services to a company that could reasonably be considered a competitor with the Company, you must provide written notification to the Company.  The Company will make a good faith determination regarding the forfeiture of your DSU Award.

3.             Payment.  On a Vesting Date or as soon as administratively feasible thereafter, you will receive, in the sole discretion of the Company, either (a) a number of shares of Common Stock of the Company equal to the number of your DSUs  that became vested on such Vesting Date, (b) a lump sum cash payment equal to (i)  the number of your DSUs  that became vested on such Vesting Date, times (ii)  the Fair Market Value of a Share of Common Stock of the Company on such Vesting Date, or (c) any combination of both (a) and (b).

4.             Delay of Certain Payments.  Notwithstanding the foregoing, if you are a “Specified Employee” as defined in section 409A of the Code, and if any payment due under this Section would subject you to any penalty tax imposed under Section 409A of the Code if such payment was made at the time required in Section 1(d) hereof, then the payment that would cause the imposition of such penalty tax shall be payable on the first day which is at least six months after the date of your Separation from Service.

5.             Stock Ownership Restrictions.  If you receive a distribution of Shares of Common Stock of the Company pursuant to Section 3, you will not be permitted to sell your Common Stock (even though vested) if you have not satisfied the Common Stock ownership requirements established for you by the Company or if the sale of your Common Stock will cause you to no longer satisfy those requirements.

6.             Non-Transferability of Your DSU Award.  You may not sell, transfer, assign or in any other way convey or encumber the DSUs issued to you under these Terms and Conditions and the DSU Award Agreement.

7.             Voting Rights.  Your DSU Award does not entitle you to any voting rights with respect to Common Stock of the Company.  Notwithstanding the foregoing, if you receive a distribution of Shares of Common Stock of the Company pursuant to Section 3, you will have, with respect to such Shares, the same rights as similarly situated shareholders.

8.             Right to Receive Dividend Equivalents.  With respect to your unvested DSUs, you will be eligible to receive a cash payment equal to (a) the amount of any dividend paid per Share of Common Stock of the Company, times (b) the number of your DSUs that were unvested at the time of such dividend payment but that became vested on such Vesting Date.   The cash payment made pursuant to this Section 8 will be made without interest on the applicable payment date.

9.             Nature of the DSU Award.  Your DSU Award does not constitute an award of Common Stock and no Shares shall be issued or transferred to you, except as provided in Section 3.

10.             Stock Certificates.  If, in the Company’s sole discretion, you receive a distribution of Common Stock of the Company in accordance with Section 3, then the Company will issue certificates for such Shares of Common Stock which shall bear any legend that the Company in its discretion deems proper.

11.             Withholding of Taxes.

a.             Share Withholding.  If, upon the vesting of any portion of your DSU Award, you receive a distribution of Common Stock of the Company in accordance with Section 3, you may request, in writing, the Company to withhold Shares then issued by the Company from the Shares otherwise to be received by you in order to satisfy the liability for any amount of tax withholding determined by the Committee to be required by law.  The number of Shares so withheld shall have an aggregate Fair Market Value on the Vesting Date sufficient to satisfy the applicable withholding taxes.

b.             Withholding Required.  Notwithstanding anything herein to the contrary, your satisfaction of any tax-withholding requirements imposed by the Committee shall be a condition precedent to the Company’s obligation as may otherwise be provided hereunder to provide Shares to you.

12.             Incorporation by Reference.  Your DSU Award shall be subject to the terms, conditions and limitations set forth herein, those of the Plan and those of your DSU Award letter, which are incorporated herein by reference.  In the event of any contradiction, distinction or differences between these Terms and Conditions and the terms of the Plan, the terms of the Plan will control.

13.             Governing Law.  Your DSU Award and these Terms and Conditions shall be construed in accordance with the laws of the State of Delaware.

14.             Miscellaneous.

a.             The captions of these Terms and Conditions are not part of the provisions hereof and shall have no force or effect.  These Terms and Conditions, as they apply to your DSU Award, may not be amended or modified, except pursuant to a written agreement between you and the Company, unless such amendments or modifications are required in order to comply with applicable laws or to preserve deferral of taxation under Section 409A of the Code.  The invalidity or unenforceability of any provision of these Terms and Conditions shall not affect the validity or enforceability of any other provision of these Terms and Conditions.

b.             The Committee may make such rules and regulations and establish such procedures for the administration of your DSU Award and these Terms and Conditions as it deems appropriate.  Without limiting the generality of the foregoing, the Committee may interpret these Terms and Conditions, with such interpretations to be conclusive and binding on all persons and otherwise accorded the maximum deference permitted by law.  In the event of any dispute or disagreement as to the interpretation of these Terms and Conditions or of any rule, regulation or procedure, or as to any question, right or obligation arising from or related to these Terms and Conditions, the decision of the Committee shall be final and binding on all persons.

c.             All notices hereunder shall be in writing, and if to the Company or the Committee, shall be delivered to the Board of Directors of the Company or mailed to its principal office, addressed to the attention of the Board of Directors; and if to you, shall be delivered personally, sent by facsimile transmission or mailed to you at the address appearing in the records of the Company.  Such addresses may be changed at any time by written notice to the other party given in accordance with this Section 14(c).

d.             The failure of you or the Company to insist upon strict compliance with any provision of these Terms and Conditions or the Plan, or to assert any right that you or the Company, respectively, may have under these Terms and Conditions or the Plan, shall not be deemed to be a waiver of such provision or right or any other provision or right of these Terms and Conditions or the Plan.

e.             Nothing in these Terms and Conditions shall confer on you the right to continue in the service or employment of the Company or interfere in any way with the right of the Company and its stockholders to terminate your service or employment at any time.

f.             Nothing in these Terms and Conditions, and no action taken pursuant to the provisions of these Terms and Conditions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company or its officers or the Committee, on the one hand, and you or any other Person or entity, on the other.

15.             Vesting on Change of Control.  Vesting of this DSU award upon a change in control of the Company will be as provided in your Executive Change in Control Severance Agreement.